UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 1-32186

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada  L4W 4Y4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference (i) into the Registration Statement on Form S-8 (File No. 333-134410 ) of YM BioSciences Inc. and (ii) as an exhibit to the Registration Statement on Form F-10 (File No. 333-161786) of YM Biosciences Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ David G.P. Allan
Name:	David G.P. Allan
Title:	Chairman of the Board and Chief Executive Officer

Date:  February 16, 2010

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EXHIBIT INDEX

Exhibit	Description

99.1	Business Acquisition Report
99.2	Consent of Independent Registered Public Accounting Firm

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